Jay S. Benet Vice Chairman and Chief Financial Officer The Travelers Companies, Inc. One Tower Square-2MS Hartford, CT 06183 (860) 277-7580 (860) 277-8136 (fax) JSBenet@travelers.com

April 24, 2009

Confidential

For Use of SEC Staff Only

VIA EDGAR AND COURIER

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	The Travelers Companies, Inc.
Form 10-K for the Year Ended December 31, 2008
File No. 1-10898

Dear Mr. Rosenberg:

This letter is in response to the comment letter from the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”), dated April 21, 2009, concerning The Travelers Companies, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2008, as referenced above.  We set forth your comments (displayed in bold) and our responses below.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Reinsurance Recoverables, page 171

1.                                      Please direct us to existing disclosures or revise your accounting policy to disclose your accounting for the reinsurance recoverables pursuant to the agreement with Longpoint Re Ltd., which according to your disclosure on page 22 will be determined by “index-based losses.”

Response: As disclosed on page 22, the reinsurance agreement entered into by the Company and Longpoint Re utilizes a dual trigger that is based upon the Company’s covered losses incurred and an index that is created by applying predetermined percentages to insured industry losses in each state in the covered areas as reported by

Property Claim Services, a division of Insurance Services Offices, Inc. The reinsurance agreement is accounted for as reinsurance.

Reinsurance contracts that have a separate, pre-identified variable, i.e., a loss-based index, are accounted for as reinsurance rather than as a derivative if:  (1) the contract provides for the payment of benefits/claims as a result of both an identifiable insurable event; and (2) changes in the variable would in its entirety qualify for the insurance exclusion in paragraph 10(c)(2) of FAS 133, Accounting for Derivatives, provided all of the conditions described in Statement 133 Implementation Issue No. B26, Embedded Derivatives:  Dual-Trigger Property and Casualty Insurance Contracts, are met.

Those conditions are the following:

•                  benefits/claims are paid only if an identifiable insurable event occurs;

•                  the amount of payment is limited to the amount of the policyholders incurred insured loss; and

•                  the contract does not involve essentially assured amounts of cash flows (regardless of the timing of those cash flows) based on events highly probable of occurring.

If these conditions are met, which they are for the contract with Longpoint Re, the dual-trigger variable in the contract is not accounted for separately as a derivative.  Instead, the contract is accounted for as reinsurance under FAS 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts.

The Company currently discloses the reinsurance arrangement with Longpoint Re, including a description of how the dual trigger is structured, in the section titled: Catastrophe Bond Program on page 22 of the 2008 Form 10-K as noted in staff’s comment above.  Additionally, the Company discloses the catastrophe bond program as part of its reinsurance arrangements to manage exposures to catastrophe losses in Note 5, Reinsurance, on page 198.  Beginning with the Form 10-Q for the quarterly period ended March 31, 2009, the Company will add disclosure substantially similar to the disclosure below to its disclosure of Reinsurance Recoverables in the Critical Accounting Estimates section of the MD&A.  In addition, beginning with the Form 10-K for the fiscal year ending December 31, 2009, the Company will also include this disclosure in the description of the catastrophe bond program and its accounting policy footnote regarding reinsurance to clarify that the agreement is accounted for as reinsurance:

The reinsurance agreement entered into with Longpoint Re as part of the catastrophe bond program is a dual trigger contract and meets the requirements to be accounted for as reinsurance in accordance with Statement of Financial Accounting Standards No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts.

Goodwill and Other Intangibles Assets, page 172

2.                                      Revise your disclosure related to the change in methodology for estimating the fair value of your reporting units to specify whether the change was a change in an accounting principle, a change in an accounting estimate or a correction of an error.  Provide all of the disclosures as required by SFAS 154 as applicable.

Response:  Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“FAS 142”), does not specifically address a change in valuation methods used for purposes of testing goodwill for impairment.  However, FAS 142 (paragraph B150) allows the use of various valuation methods for testing impairment provided that the result is consistent with the objective of fair value.

As we disclosed on page 149 in the Company’s 2008 Form 10-K, the severe disruption of the credit and equity markets and significant changes in the insurance industry caused disparities between the multiple of earnings of the Company and the observed multiple of earnings of its competitors.   We believe that the change in valuation technique from a multiple of earnings model to a discounted cash flow model results in a measurement that is more representative of fair value of the Company’s reporting units in these circumstances.   Accordingly, we consider the change in techniques to be a change in estimate under Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections (“FAS 154”).  Because the change in valuation technique resulted in a different value for impairment testing purposes only and is not used to measure the amount of goodwill reported on the balance sheet, we do not believe that the disclosures required by FAS 154 for a change in accounting estimate are appropriate.

As recommended, beginning with the Form 10-Q for the quarterly period ended March 31, 2009, the Company will expand its disclosure in Management’s Discussion and Analysis substantially similar to the following (additional wording is indicated in italics):

In the fourth quarter of 2008, the Company changed its methodology for estimating the fair value of its reporting units from a multiple of earnings model to a discounted cash flow model.  This change was made as a result of the effects of a severe disruption of the credit and equity markets and significant changes in the insurance industry that caused disparities between the multiple of earnings of the Company and the observed multiple of earnings of its competitors.  The discounted cash flow model is an income approach to valuation that is based on a more detailed analysis for deriving a current fair value of the reporting units and is more representative of the Company’s reporting units’ current and expected future financial performance.   The change in methodology resulted in a change in estimate of the fair value of the reporting units for purposes of testing goodwill for impairment.  Other indefinite-lived intangible assets held by the Company are also reviewed for impairment on at least an annual basis.  The classification of the asset as indefinite-lived is reassessed, and an impairment is recognized if the carrying amount of the asset exceeds its fair value.

Note 4.  Fair Value Measurements

Fair Value Hierarchy, page 196

3.                                      Please tell us why your derivative assets and liabilities and your debt and other liability balances were excluded from the fair value hierarchy table.  Refer to paragraph 32 of SFAS 157 and revise your disclosures as appropriate.

Response: Although the Company’s derivative assets and liabilities are not material, the amounts are included in the fair value hierarchy table and are disclosed in the respective investment category and Level as described in the “Derivatives” section of Note 4.  Please see page 195 of the Company’s Form 10-K preceding the table.  Beginning with the Form 10-Q for the quarterly period ended March 31, 2009, the Company will add a footnote below the table identifying the placement of derivatives in the table.

With respect to the Company’s debt and other liabilities, as disclosed in Note 1, the Company did not elect the option in Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”), to apply fair value to any of its assets or liabilities not already carried at fair value.  Therefore, in accordance with FAS 157, the Company does not report any of its debt or other liability balances at fair value in the fair value hierarchy table.

4.                                      Please revise your tabular disclosure of the changes in your Level 3 assets and liabilities to present the transfers in and out on a gross basis.  For transfers in, discuss the specific inputs that became unobservable and whether a change in methodology resulted in the transfer.

Response: With respect to the gross presentation of transfers in and out of Level 3 in the tabular disclosure, the Company disclosed a net transfer in of $14 million.  This net amount is the result of $59 million of transfers in and $45 million of transfers out.  The Company utilized a net presentation in the Level 3 tabular disclosure in accordance with paragraphs 32c and A35 of Statement of Financial Accounting Standards No. 157, Fair Value Measurements, which displays and discusses a net presentation in paragraph A35.  The Company agrees that a gross presentation would be useful to investors if the carrying amount of Level 3 items and the transfers in and out are material.

With respect to transfers into Level 3, the Company believes that it is following the guidance discussed in the Commission’s document, Sample Letter Sent to Public Companies on MD&A Disclosure Regarding the Application of SFAS 157 (Fair Value

Measurements), issued in March 2008.  As such, if the Company transferred a material amount of assets or liabilities into Level 3 during a period, it would disclose in the Critical Accounting Estimates Section of the MD&A, the significant inputs that are no longer observable and whether a change in methodology resulted in the transfers into Level 3.

As recommended, beginning with the Form 10-Q for the quarterly period ended March 31, 2009, the Company will separately display transfers in and transfers out in the tabular disclosure and, when the amounts are material, discuss the specific inputs that became unobservable and whether a change in methodology resulted in the transfer(s).

*      *      *      *

In addition, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding this letter, please contact me at 860-277-7580 (facsimile: 860-277-8136).

Sincerely,

Jay S. Benet
Vice Chairman & Chief Financial Officer

cc:  Richard P. Caporaso, KPMG